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                                                                   Exhibit 11.1


                            ParcPlace-Digitalk, Inc.

             STATEMENTS REGARDING COMPUTATION OF PER SHARE EARNINGS
                    (In thousands, except per share amounts)


                                                   Year Ended March 31,
                                            -----------------------------------
                                              1997          1996         1995
                                            ---------    ---------     --------
Net (loss) income                           $(22,480)    $(10,396)     $ 4,564
Accretion on preferred stock                                  135          340
                                            --------     --------      -------
Net (loss) income applicable to
  common shareholders                       $(22,480)    $(10,531)     $ 4,224
                                            ========     =========     =======

Computations of weighted average
  common and common equivalent
  shares outstanding:
  Weighted average common shares
    outstanding*                              11,775       10,725        9,688

Common equivalent shares
  attributable to:
  Stock options and warrants (treasury
    stock method)*                                --           --        1,312
                                            --------     --------      -------
Shares used in computing net (loss)
  income per share                            11,775       10,725       11,000
                                            ========     ========      =======

Net (loss) income per share                 $  (1.91)    $  (0.98)     $  0.38
                                            ========     ========      =======

*Share amounts reflect August 30, 1995 merger with Digitalk, Inc.